03001751

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34476

RECEIVED FEB 20 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Goldman Capital Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East 42nd St
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co
(Name — *if individual, state last, first, middle name*)

385 Prospect Ave (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal I Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Capital Management Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public
THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2003 8

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 20 2003
WASH. D.C. 207 SECTION

GOLDMAN CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2002

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
Goldman Capital Management, Inc.

We have audited the accompanying statement of financial condition of Goldman Capital Management, Inc. as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Goldman Capital Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 6, 2003
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Cash	$328,122
Receivable from clearing broker	285,482
Other fees receivable	38,913
Prepaid expenses	35,072
Furniture and equipment at cost (net of accumulated depreciation of $73,170)	9,972
	$697,561

LIABILITIES AND SHAREHOLDERS'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$143,514
Shareholder's equity:	
Common stock - no par value; 200 shares authorized; 100 issued and outstanding	$ 100
Additional paid-in capital	129,900
Retained earnings	424,047
	$554,047
	$697,561

See notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$1,616,756
Advisory fees	516,865
Other fees	144,792
	$2,278,413
Expenses:	
Employee compensation and benefits	$1,416,316
Clearance fees	297,415
Professional fees	59,784
Travel and entertainment	98,573
Other operating expenses	69,820
	$1,941,908
Income before provision for income taxes	$ 336,505
Provision for income taxes	31,000
Net income	$ 305,505

See notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2002	$100	$129,900	$118,542	$248,542
Net income	-	-	305,505	305,505
Balance, December 31, 2002	$100	$129,900	$424,047	$554,047

See notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$305,505
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,589
Changes in:	
Receivable from clearing broker	(113,393)
Other fees receivable	(21,413)
Prepaid expenses	(22,388)
Accrued expenses and other liabilities	133,014
Net cash provided by operating activities	$292,914
Cash flows used in investing activities:	
Purchase of furniture and equipment	($ 4,941)
Net increase in cash	$287,973
Cash at beginning of year	40,149
Cash at end of year	$328,122
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 31,389

See notes to financial statements.

GOLDMAN CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

General

Goldman Capital Management, Inc. (the "Company") is a registered investment adviser and registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to a self-clearing broker. The Company manages securities portfolios for its customers on a discretionary or nondiscretionary basis.

Note A. Significant Accounting Policies

(1) Commission revenues and expenses are recorded on a trade date basis. Fees for advisory services are based on assets managed and are recognized as earned.

(2) The Company is qualified as an "S" corporation for federal and New York State income tax purposes; accordingly, income earned is taxable to the shareholder on his individual income tax returns. The Company is subject to New York City corporate tax and, to a limited extent, New York State corporate tax.

(3) Depreciation of furniture and equipment is computed on a straight-line basis over the estimated useful lives of the assets.

(4) The Company occupies office space and is provided certain services by its clearing broker as an accommodation.

(5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2002 the Company had net capital of $470,090 which exceeded requirements by $465,090.

Note C. Defined Contribution Pension Plan

The Company has a defined contribution pension plan (the "Plan") covering substantially all of its employees. Employees are eligible to participate upon completion of one year of service, and vest through the end of the sixth year of service. The Company makes contributions based on compensation (as defined) and, as permitted by the Plan reduces current contributions by participant forfeitures. Contributions for the year ended December 31, 2002 totalled $60,763.

Note D. Income Taxes

The provision for income taxes arises from the New York City General Corporation Tax standard addback of officer's salaries under the alternative method and the corporate-level tax imposed on New York State S corporations.

Note E. Concentration of Credit Risk and Financial Instruments With Off-Balance-Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2002, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Note F. Related Party Transactions

The President and sole shareholder of the Company is a managing member of a limited liability company which is a general partner of an investment partnership. For the year ended December 31, 2002, the Company earned fees of $141,700 for services provided to the limited liability company, $38,000 of which was receivable at year end.

Note G. Commitments

During 2002 the company entered into a new agreement for office space for a 18 month period ending May 31, 2004 at a minimum annual rental of $110,880.

Minimum future rental payments under this non-cancellable lease are as follows:

Year Ended	Amount
2003	$110,880
2004	46,200
	$157,080

SUPPLEMENTARY INFORMATION

GOLDMAN CAPITAL MANAGEMENT, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Shareholder's equity per statement of financial condition	$554,047
Deductions - nonallowable assets:	
Other fees receivable	(38,913)
Property and equipment	(35,072)
Prepaid expenses	(9,972)
	$470,090
Net capital	5,000
Excess of net capital over minimum requirement	$465,090
Aggregate indebtedness	
Accrued expenses and other liabilities	$143,514
Percentage of aggregate indebtedness to net capital	30.9%

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2002.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholder
Goldman Capital Management, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Goldman Capital Management, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure poliicies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Goldman Capital Management, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 6, 2003
New York, NY